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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.______ )

Medusa Style Corporation

(Name of Issuer)

common stock

(Title of Class of Securities)

585077

(CUSIP Number)

Conrad Lysiak, Metropolitan Financial Center, 601 West First Ave, Suite 903, Spokane, WA 99201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1 (f) or 240.13d -1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240-13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1746 (3-06)

CUSIP No............................. 585077

1	.	Name(s) of Reporting Persons: Janis Douville
I.R.S. Identification Nos. of above persons: N/A

2	.	Check the Appropriate Box if a Member of a Group (See Instructions)		_______(a)
_______(b)

3	.	SEC Use Only

4	.	Source of Funds: N/A

5	.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) N/A

6	.	Citizenship or Place of Organization:	Canada

Number of shares beneficially owned by each reporting person with:

7	.	Sole Voting Power

		As at	Transaction	No of Shares Owned
		June 6, 2005		5,000,000
		September 14, 2006	Disposed of 100,000	4,900,000
		April 12, 2007	2 for 1 stock dividend	14,700,000
		July 16, 2007	Disposed of 10,750,000	3,950,000
		July 23, 2007	Disposed of 3,950,000	0

8	.	Shared Voting Power: N/A

9	.	Sole Dispositive Power

		As at	Transaction	No of Shares Owned
		June 6, 2005		5,000,000
		September 14, 2006	Disposed of 100,000	4,900,000
		April 12, 2007	2 for 1 stock dividend	14,700,000
		July 16, 2007	Disposed of 10,750,000	3,950,000
		July 23, 2007	Disposed of 3,950,000	0

10	.	Shared Dispositive Power: N/A

11	.	Aggregate Amount Beneficially Owned by Each Reporting Person		0

SEC 1746 (3-06)

12	.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13	.	Percent of Class Represented by Amount in Row (11) 0.00%

14	.	Type of Reporting Person: IN

Item 1.

Security and Issuer

The title of the class of security to which this statement relates is the common stock of Medusa Style Corporation, $0.00001 par value, a Nevada corporation whose principal executive offices are located at 4128 Colfax Avenue, Studio City, CA, 91604.

Item 2.   Identity and Background

(a)	This statement is filed by Janis Douville (the “Reporting Person”)

(b)	Residence or Business address: 3902 42nd Street, Leduc, AB, Canada T9E 4X4

(c)	Present Principal Occupation or Employment: Retired

(d)	During the last five years, Ms. Douville has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Ms. Douville has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

(f)	Citizenship: Canadian

Item 3.   Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.   Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the Issuer. Describe any plans or proposals which the reporting persons may have which relate or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

Pursuant to a Letter of Intent dated February 3, 2007, between the Issuer and En2Go, Inc., Ms. Douville, the Issuer’s former President and director, had agreed to transfer, upon closing; 10,750,000 post-split restricted shares of common stock to the shareholders of En2Go, Inc. On July 16, 2007, Ms. Douville sold 10,750,000 shares of common stock to the shareholders of En2Go, Inc.

On July 23, 2007, Janis Douville disposed of her remaining holdings of 3,950,000 shares.

SEC 1746 (3-06)

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

On July 16, 2007 the Issuer entered into a Share Exchange Agreement with the shareholders of En2Go, Inc. whereby the Issuer issued 27,800,000 new shares in exchange for 100% of the shares of En2Go, Inc.

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; N/A; OR

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	Ms. Douville beneficially owns 0 shares of the Issuer’s common stock and therefore 0% of the Issuer’s total issued and outstanding shares.

(b)	Janis Douville has nil sole voting power and dispositive power as Ms. Douville owns 0 shares directly.

(c)	In the past 60 days or since the most recent filing on Schedule 13D by the Reporting Person, Ms. Douville has effected the following transactions:

On June 6, 2005, Ms. Douville was the beneficial owner of 5,000,000 shares of common stock.

On September 14, 2006, Ms. Douville sold 100,000 shares of common stock.

On April 12, 2007 Ms. Douville’s total number of shares increased from 4,900,000 shares of common stock to 14,700,000 shares of common stock as the result of a Stock Dividend, in the ratio of two (2) new dividend shares for each one (1) share of common stock outstanding with the record date of April 10, 2007.

SEC 1746 (3-06)

On July 16, 2007, Ms. Douville sold 10,750,000 shares of common stock.

On July 23, 2007, Ms. Douville sold 3,950,000 shares of common stock resulting in 0 shares of common stock beneficially owned by Ms. Douville.

(d)	Not applicable.

(e)	Effective July 23, 2007, Janis Douville ceased to be the beneficial owner of more than 5% of the Issuer’s total issued and outstanding common stock.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.     Material to be filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2007
Date

JANIS DOUVILLE
Janis Douville

SEC 1746 (3-06)